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Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054
Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054), (2) the registration statement on Form S-4 (File No. 333-117244) and (3) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Foster Wheeler Ltd.

Trust Preferred Calling Effort

Q&A

1.    Where do I find information about the exchange offer?

If you have questions about the exchange offer or consent solicitation, you may contact Georgeson Shareholder Communications, the information agent at:

Georgeson Shareholder Communications Inc.
17 State Street, 10th Floor
New York, NY 10014
Banks and Brokers call (212) 440-9800
All other securityholders call toll free (800) 891-3214

Please review the Instruction Letter that has been included in the materials that you have received.

A package of information, which includes an S-4 and a Letter of Transmittal, has been mailed to you or your broker. A completed Letter of Transmittal needs to be mailed to the exchange agent by August 30, unless extended. Your broker should be able to help in this process should you need assistance.

2.    What do I get for my trust preferred securities? What are you asking me to do?

  •
  Each holder of 9.00% Preferred Securities, Series I (liquidation amount $25 per trust security) issued by FW Preferred Capital Trust I will receive for each trust security:

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  0.76 common shares

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  0.0123 preferred shares

      •
      Each preferred share offered would be convertible at the holder's option into 1,300 common shares of Foster Wheeler if and when the Company's shareholders vote to increase the number of authorized shares at a shareholder meeting to be held later in 2004.

    •
    total of 16.75 shares on an as-converted basis

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    1 warrant to purchase additional shares of Foster Wheeler

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    Approx. 30.5 shares per warrant at 75% minimum participation threshold

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    Approx. 42 shares per warrant at 100% participation

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    Strike price—47 cents per common share issuable thereunder

    •
    These warrants cannot be exercised within the first year or after the 5th, subject to certain extensions

  •
  As a result, following the consummation of the exchange offer and consent solicitation, holders of the trust securities that participate in the exchange offer will become equity holders of Foster Wheeler and will no longer have the contractual rights previously accorded them in the debt instrument that governs the trust securities.

  •
  The trust securities in total are exchangeable for 11.00% of the common equity on an as-converted basis of a reorganized Foster Wheeler, assuming the minimum thresholds are met and before considering the impact of any warrants. Assuming the warrants are exercised, the trust preferred holders as a group would own 23.25% of the common equity on an as-converted basis, based on the minimum participation levels.

  •
  The offer expires on August 30, 2004, unless extended.

3.    Do I get my dividends that have not been paid?

  •
  No.     Holders of trust securities who participate in the exchange offer will forfeit any right to receive accumulated but unpaid dividends on the trust securities that they exchange.

4.    How do I tender my trust securities into the exchange?

  •
  Please review the Letter of Transmittal that has been included in the materials that you have received.

  •
  A package of information, which includes an S-4 and a Letter of Transmittal, has been mailed to you or your broker. Your broker should be able to help in this process should you need assistance.

  •
  The offer expires on August 30, 2004, unless extended.

5.    Who is the exchange agent?

The Bank of New York, London branch
c/o The Bank of New York
ReOrg Unit
101 Barclay Street, Floor 7 East
New York, NY 10286
(212) 815-3750

6.    Why should I tender my trust securities?

  •
  You can tell by our filings and by the terms of the exchange offer that Foster Wheeler believes it is necessary to reduce its debt levels.

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  Foster Wheeler is engaged in a highly competitive business in which customer contracts are often awarded through bidding processes based on price and the acceptance of certain risks. The Company competes with other general and specialty contractors, both foreign and domestic, including large international contractors and small local contractors. Some competitors have greater financial and other resources than Foster Wheeler has and may have significantly more favorable leverage ratios. Because financial strength is a factor in deciding whether to grant a contract in our business, the Company's competitors' more favorable leverage ratios give them a competitive advantage and could prevent Foster Wheeler from obtaining contractors for which it bids.

  •
  The Company has worked hard to develop a plan that it believes is fair to all of its various classes of security holders.

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  If Foster Wheeler does not successfully complete the exchange offer, then holders of the trust securities should bear in mind that approximately $850 million of debt will remain senior to the trust preferred. Approximately $315 million of this debt is secured and matures in 2005 and therefore must be refinanced or repaid. A successful exchange offer would address these 2005 maturities.

  •
  There is no guarantee that Foster Wheeler will be able to continue as a going concern if the exchange offer is not completed. There is approximately $850 million of debt senior to the trust preferred in the capital structure. While there is no guarantee that Foster Wheeler will be able to continue as a going concern if the exchange offer is completed, the Company believes that by reducing its level of debt by approximately $410 million (at the minimum participation thresholds), it will improve its ability to compete in those markets that it does business.

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  The market price of the trust preferred has traded up since the announcement of the terms of the exchange offer (prior to the terms being revised) on April 9, 2004. Prior to April 9th, the trust preferred securities had traded as low as $1.10 per share on November 18, 2003.

  •
  If the exchange offer is not successful, we cannot assure that the price of the trust preferred shares will remain at current price levels rather than returning to price levels that existed prior to the announcement of the deal terms.

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  Owning equity provides you with an ownership interest in the Company. If the Company is successful, the share price may increase.

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  The exchange offer has the support (by means of lockup agreements) of a significant amount of institutional holders:

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  Holders of 22.2% of the trust preferred securities have signed lock up agreements as of August 10, 2004

    •
    Overall, Foster Wheeler has the support (by means of lockup agreements) of a significant amount of institutional holders, including:

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    61% of the 6.75% senior notes;

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    85% of the 6.5% convertible subordinated notes;

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    92.6% of the Robbins Series C and D bonds due 2009

7.    What happens if I do not tender my trust preferred securities? Will the value of my Trust Preferred decrease if I don't exchange?

If you do not tender your trust securities, you could be impacted in the following ways:

LIQUIDITY—The market for your securities may be less liquid than before the exchange offer, and the market value of your securities may be lower. The exchange of securities in the exchange offer will reduce the number of holders of the class of securities so exchanged and the number of securities that would otherwise be available for trading and, depending upon the number of securities so exchanged, could adversely affect the liquidity and market value of the remaining securities held by the public.

FUTURE PRICE OF TRUST SECURITIES—If the exchange offer is not successful, we cannot assure that the price of the trust preferred shares will remain at current price levels rather than returning to price levels that existed prior to the announcement of the deal terms.

DIVIDENDS—Foster Wheeler LLC is prohibited by the terms of its senior secured credit agreement from making payments in respect of the trust securities. Foster Wheeler will continue to exercise its right to defer payments.

TAXES—Holders should discuss any tax-related questions with their tax advisors. Note that you can expect to continue to pay taxes on the trust preferred dividends, even if the dividends are not paid in cash.

OTHER—If you are a holder of trust securities and you do not participate in the exchange offer and the proposed amendments to the indenture governing the junior subordinated debentures underlying the trust securities are adopted, you will no longer have the benefit of the provisions contained in the indenture that are deleted as part of the consent solicitation. Without the protection afforded by such provisions, you and the trustee will have greater difficulty enforcing your rights under the indenture governing the junior subordinated debentures underlying the trust securities and will have fewer remedies available to you in the event Foster Wheeler LLC were to commit an act constituting an event of default under the terms of the existing indenture governing the junior subordinated debentures underlying the trust securities that are deleted as part of the consent solicitation.

8.    What will the common stock be worth if I tender?

We cannot predict the price at which our common shares will trade following the exchange offer.

9.    Why did the Company stop paying dividends on the trust securities?

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  Foster Wheeler LLC is prohibited by the terms of its senior credit agreement from making payments in respect of the trust securities.

  •
  As required by the terms of Foster Wheeler LLC's senior secured credit agreement, Foster Wheeler LLC will continue to defer payments on the junior subordinated debentures issued by Foster Wheeler LLC to the trust in respect of the trust securities. As a result, you will continue (1) not to receive distributions and (2) to experience adverse tax effects from original issue discount.

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  Foster Wheeler LLC currently intends to continue deferring interest payments on the junior subordinated debentures until it is contractually obligated to resume such payments. These payments may be deferred for up to five years. Foster Wheeler LLC has deferred all interest payments beginning with the payment due on January 15, 2002. Accordingly, holders of the trust securities will not receive quarterly distributions until Foster Wheeler LLC resumes such payments, which may not be until January 2007.

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  We cannot assure you that we will be successful in refinancing the senior secured debt that is due in 2005 or that we will have the liquidity necessary to pay the accrued dividends on the trust preferred securities.

10.    Why am I paying taxes on dividends that I did not receive?

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  Under U.S. federal income tax law, U.S. holders of trust securities are required to recognize income regardless of such holders' method of tax accounting, even though Foster Wheeler LLC continues to exercise its rights to defer payments.

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  If you tender your trust securities in the exchange offer, then you will no longer be taxed on any future dividends related to the trust securities you tender since you will no longer own these trust securities.

11.    What are the tax consequences of the exchange offer?

Please consult your tax advisor for the tax implications for you of this transaction.

12.    I would do this deal if I got more preferred/common shares. How can I get more shares?

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  The offer being made to you is the same offer being made to all trust securities holders.

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  We believe the transaction creates substantial value for the Company. Prior to April 9th (when the initial terms of the debt for equity exchange offer were announced), the trust preferred securities had traded as low as $1.10 per share on November 18, 2003. As of August 11, 2004, the trust preferred securities closed at $11.90 per share. You can check the most recent price on the OTC Bulletin Board Web site (www.otcbb.com)

13.    What is the current status of the Company?

  •
  The Company released its first quarter results in early May 2004. Please refer to the press release and the 10-Q (which is included in the materials sent to the holder). In addition, the Company filed its second quarter 10-Q on August 9th.

14.    Do you think I should go along with this deal?

  •
  Foster Wheeler obviously thinks the exchange offer makes sense for the Company. We are not able to make recommendations about what is best for individual holders. We would recommend that you speak with your broker and/or tax or financial advisor and evaluate the benefits of the transaction (reduced debt, reduced interest expense, improved ability to compete for new contracts) and the risks as fully described in the S-4.

15.    Why did the deal change? Why did the trust preferred securities go from owning 12.8% of the voting equity securities of Foster Wheeler post-exchange to 11%?

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  The Company has been in discussions with various holders of its securities. To maximize the participation of holders (and therefore maximize the level of debt reduction that results from the exchange offer), the Company adjusted the terms of the exchange offer.

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  However, while the initial ownership for the trust preferred holders is less than in the original terms, the revised terms provides these holders with warrants that allow the trust preferred holders as a group to purchase an additional 15% (at the minimum participation threshold of 75%) and 20% (at 100% trust preferred participation) of the Company's voting equity securities. If the holders exercise the warrants, they would end up with 23.25% of the voting equity securities of Foster Wheeler at the minimum participation levels.

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  So, the new terms actually provide trust preferred holders with the potential opportunity to own a larger share of the voting equity securities of Foster Wheeler than the previously contemplated terms.

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  The revised terms have been negotiated with a group of institutional investors, including holders of approximately 20% of the trust preferred securities, who have agreed to support the exchange offer by signing lockup agreements which obligate them to tender their securities into the exchange.

16.    Aren't I entitled to be paid the full amount of the accrued dividend owed to me on January 15, 2007? Why should I give up these dividends?

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  The Company has indicated in the S-4 that it intends to continue to defer payment of the dividends on the trust preferred securities for the entire 60 months that it is allowed to defer. The 60 month period ends in January 2007.

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  At that time, if the exchange offer is not consummated, approximately $105 million of trust preferred dividends will have accrued.

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  Prior to January 2007, the Company will have to pay down or refinance: (1) approximately $115 million of senior secured funded bank debt (April 2005) and (2) $200 million of Senior Secured Notes (November 2005) if the exchange offer is not completed.—that's approximately $315 million of debt that needs to be paid down or refinanced. This debt ranks senior to the trust preferred securities. On top of that, Foster Wheeler would then have to have sufficient liquidity to pay the approximately $105 million of accrued dividends on the Trust Preferred.

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  We cannot assure you that we will be successful in refinancing the senior secured debt or that we will have the liquidity necessary to pay the accrued dividends on the trust preferred securities.

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  You should read the risk factors contained in the S-4 for a discussion of the risks relating to the Company's business operations and liquidity.

17.    If Foster Wheeler intends to resume paying the dividends on my trust preferred securities in January 2007, why shouldn't I just hold on to my securities?

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  The Company has indicated that it intends to continue to defer payment of dividends on the trust preferred securities until January 2007—approximately 2 1/2 years from now.

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  If the Company does not get at least 75% of the trust preferred holders to tender their securities, the exchange offer's minimum tender condition will not be satisfied, and the exchange offer could fail.

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  As you may know, the Company's auditors have raised doubts about Foster Wheeler's ability to continue as a going concern. While there is no guarantee that Foster Wheeler will be able to continue as a going concern if the exchange offer is completed, the Company believes that by reducing its level of debt by approximately $410 million (at the minimum participation thresholds), it will improve its ability to compete in those markets that it does business.

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  The Company believes that its total amount of debt has hurt it competitively. Having a weak balance sheet (in other words, having too much debt) makes it more difficult for Foster Wheeler to be awarded contracts in the competitive bidding processes that it is involved in.

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  We cannot predict what sort of financial condition the Company will be in when it comes time to begin payment of trust preferred dividends in January 2007—approximately 2 1/2 years from now. However, we can say that Foster Wheeler believes it needs to successfully reduce its debt levels in order to remain competitive in the markets that it serves.

18.    How do the warrants being provided to trust preferred securities work?

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  As you may know, a warrant is a security that entitles the holder to purchase equity shares of a Company at an agreed-upon price for a defined period of time. This price is called the strike price.

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  The strike price for these warrants is 47 cents per common share issuable thereunder. If the common shares trade above 47 cents, then the warrants would be "in the money."

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  The warrants being offered to the trust preferred security holders will allow these holders as a group to purchase an additional 20% of the Foster Wheeler's common shares, assuming 100% of the trust preferred holders participate in the exchange offer. If 75% participate, then the trust preferred holders will be entitled to purchase 15.0% (75% of 20%) of Foster Wheeler's common shares.

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  These warrants cannot be exercised within the first year or after the 5th, subject to certain extensions.

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  Holders would receive one warrant for each trust preferred security that is tendered. Each warrant will be exchangeable into a to-be-determined number of common shares, representing the ownership percentage previously discussed.

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  In some circumstances, where common is not available, the warrants will be exercisable for voting preferred shares representing an equivalent voting power.

19.    How and when do I convert the preferred shares that I get in exchange for my trust securities into common shares?

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  Each preferred share received by a trust security holder would be convertible at the holder's option into 1,300 common shares of Foster Wheeler if and when the Company's shareholders vote to increase the number of authorized shares at a shareholder meeting to be held later in 2004.

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  Holders that wish to convert their preferred shares into common shares will need to deliver to the Company a copy of a fully executed Notice of Conversion. The form of the Notice of Conversion is included in the Certificate of Designation of the preferred shares, which is attached as an exhibit to the S-4.

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Foster Wheeler Ltd. Trust Preferred Calling Effort Q&A